      As filed with the Securities and Exchange Commission on May 7, 2001
                         Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             --------------------

                                    FORM S-8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             --------------------

                                 BROADWING INC.
             (Exact name of registrant as specified in its charter)

            Ohio                                                31-1056105
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification No.)

                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 397-9900
    (Address, including zip code, of registrant's principal executive office)

                             --------------------

                                 BROADWING INC.
                       HOURLY-PAID EMPLOYEE OPTION PROGRAM
                            (Full title of the plan)

                             --------------------

                                Jeffrey C. Smith
      Chief Administrative Officer, General Counsel and Corporate Secretary
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 397-9900
     (Name, address including zip code, and telephone number including area code, of agent for service)

                             --------------------

                  Please send copies of all communications to:

                               Neil Ganulin, Esq.
                              Frost Brown Todd LLC
                                 2200 PNC Center
                              201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6800
                         CALCULATION OF REGISTRATION FEE

============================= ================= =========================== =========================== =================
    TITLE OF SECURITIES         AMOUNT TO BE    PROPOSED MAXIMUM OFFERING        PROPOSED MAXIMUM          AMOUNT OF
      TO BE REGISTERED        REGISTERED(1)(2)      PRICE PER SHARE(3)       AGGREGATE OFFERING PRICE   REGISTRATION FEE
----------------------------- ----------------- --------------------------- --------------------------- -----------------
Common shares, par value
$0.01 per share                   300,000                $25.575                    $7,672,500             $1,918.13
----------------------------- ----------------- --------------------------- --------------------------- -----------------

(1) The number of shares being registered represents additional shares of Broadwing's common shares authorized for issuance under Broadwing's Hourly-Paid Employee Option Program but not previously registered. 1,500,000 of Broadwing Inc.'s common shares were previously registered for issuance under the Broadwing Inc. Hourly-Paid Employee Option Program on Registration Statement No. 333-77011.

(2) Pursuant to Rule 416(a), this registration statement also covers additional common shares to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3) Estimated in accordance with Rule 457(c) pursuant to Rule 457(h)(i), based upon the average of the high and low prices per share on the New York Stock Exchange on May 1, 2001 solely for the purpose of calculation of the registration fee.

Pursuant to Rule 416(c), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents have been filed by Broadwing Inc. (the "Company") with the Commission (File No. 1-8519) and are incorporated herein by reference:

         - The Company's Annual Report on Form 10-K for the year ended December 31, 2000.

         - The Company's Current Reports on Form 8-K filed on February 23, 2001 and March 9, 2001.

         - The description of the Company's "preferred share purchase rights" contained in the Company's Registration Statement on Form 8-A, dated May 1, 1997, including any amendment or report filed for the purpose of updating such description.

         -    For a description of the Company's common shares registered under
              Section 12 of the Exchange Act, see Item 4, Description of Capital Stock, below.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Subsequently Filed Documents"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date of filing such documents.

         Any statement contained in this Registration Statement or in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any Subsequently Filed Document modifies or supersedes such statement. Any such modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

         The Company will provide without charge, upon written or oral request, to each person to whom a copy of this Registration Statement is delivered, a copy of any or all of the documents incorporated by reference herein, not including exhibits to such documents. Requests for such copies should be directed to the Corporate Secretary, Broadwing Inc., 201 East Fourth Street, Suite 102-715, Cincinnati, Ohio 45202, telephone number (513) 397-9900.

ITEM 4.  DESCRIPTION OF CAPITAL STOCK

         The following summary of the capital stock of the Company is subject in all respects to applicable provisions of the Ohio General Corporation Law, the Company's Amended Articles of Incorporation and Amended Regulations, and the Company's rights agreement.

GENERAL

         The total authorized shares of capital stock of the Company consist of
(1) 480,000,000 Common Shares, par value $.01 per share, (2) 1,357,299 voting preferred shares, without par value, and (3) 1,000,000 non-voting preferred shares, without par value (together with the voting preferred shares, "preferred shares"). The Company's board of directors has designated 400,000 of its voting preferred shares as Series A Preferred Shares and 155,250 shares of its voting preferred shares as 6 3/4% Cumulative Convertible Preferred Shares ("6 3/4% Preferred Shares"). At the close of business on April 1, 2001, approximately 217,948,595 Common Shares were issued and outstanding and 155,250 6 3/4% Preferred Shares were issued and outstanding. The Series A Preferred shares are designated in connection with the Company's rights agreement, and no Series A Preferred Shares are outstanding.

COMMON SHARES

         Each holder of Common Shares is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of Common Shares are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred shares of the Company and certain requirements of Ohio law.

         No holder of Common Shares has preemptive rights nor the right to exercise cumulative voting in the election of directors.

         The issuance of preferred shares affects certain rights of the Common Shares as described below.

PREFERRED SHARES

         The board of directors is authorized to provide for the issuance from time to time of preferred shares in series and, as to each series, to fix the designation, the dividend rate and the date or dates from which such dividends will be cumulative, the times when the prices at which shares will be redeemable, the voluntary and involuntary liquidation prices, the sinking fund provisions, if any, applicable to such series, the conversion or exchange privileges, if any, of such series, the restrictions, if any, upon the payment of dividends or other distributions and upon the creation of indebtedness, if any, and any other rights, preferences and limitations. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when Company preferred shares are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Common Shares.

         Holders of 6 3/4% Preferred Shares are entitled to cast one vote per whole share that they own on all matters submitted to a vote of the shareholders, including the election of directors.

Holders of 6 3/4% Preferred Shares and holders of Common Shares vote together as a single class, unless otherwise provided by law or the Amended Articles of Incorporation. The approval of each holder of 6 3/4% Preferred Shares is necessary to:

         -    alter the voting rights

         -    reduce the liquidation preference

         -    reduce the rate of or change the time for payment of dividends

         -    adversely alter certain redemption provisions

of the 6 3/4% Preferred Shares.

         In addition, the approval of at least two-thirds of the votes entitled to be cast by holders of 6 3/4% Preferred Shares is required to amend the Amended Articles of Incorporation to affect adversely the specified rights, preferences, privileges or voting rights of holders of 6 3/4% Preferred Shares.

         Dividends on 6 3/4% Preferred Shares are payable quarterly and accrue at a rate of 6 3/4% per annum per share on a liquidation preference of $1,000 per share, $67.50 per annum per share. Dividends may, at the option of the Company, be paid in Common Shares if, and only if, the documents governing the Company's indebtedness that existed as of March 30, 1998, prohibit the payment of such dividends in cash. The Company is allowed to pay dividends only if permitted by Ohio law.

         Unless previously redeemed or repurchased, 6 3/4% Preferred Shares are redeemable after April 5, 2000, subject to certain conditions with respect to the closing price of the Common Shares in the case of redemptions prior to April 1, 2002.

         In order to protect the interests of holders of 6 3/4% Preferred Shares, the Amended Articles of Incorporation provide for adjustment of the conversion rate and related terms in the case of certain consolidations, mergers or changes in control of the Company.

         In the event of the liquidation, dissolution or winding up of the business of the Company, holders of 6 3/4% Preferred Shares are entitled to receive the liquidation preference of $1,000 per share plus all accrued and unpaid dividends.

ANTI-TAKEOVER PROVISIONS

         The Company's Amended Articles of Incorporation regulate transactions between the Company and an interested shareholder. Under the Amended Articles of Incorporation, an "interested shareholder" is defined as a shareholder who is the beneficial owner of 10% or more of the voting power of the Company. If any person is an interested shareholder under the Amended Articles of Incorporation, the affirmative vote of 80% of the outstanding voting power of the Company is required for any of the following:

         - any merger or consolidation of the Company or any of its subsidiaries with an interested shareholder

         - any sale, lease, exchange, mortgage, pledge, transfer or disposition to or with an interested shareholder of any assets of the Company or any of its subsidiaries having an aggregate fair market value of $5,000,000 or more

         - any sale or other transfer by the Company or any of its subsidiaries of any securities of the Company or any of its subsidiaries to an interested shareholder for consideration of $5,000,000 or more in fair market value

         - the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder

         - any reclassification of securities or recapitalization of the Company, or merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of equity or convertible securities of a corporation owned by an interested shareholder

         The supermajority voting requirement does not apply if a majority of the directors not associated with such an interested shareholder approves the transaction or certain other requirements regarding consideration paid are met.

         Ohio law contains several anti-takeover provisions which apply to corporations like the Company. The Company is subject to these provisions because there are no opt-out provisions in the Amended Articles of Incorporation or Amended Regulations with respect to these provisions.

         Chapter 1704 of the Ohio General Corporation Law applies to a broad range of business combinations between an Ohio corporation and an interested shareholder. The Ohio law definition of "business combination" includes mergers, consolidations, combinations or majority share acquisitions. An "interested shareholder" is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation. Chapter 1704 of the Ohio General Corporation Law restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the business combination or the interested shareholder's acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder's acquisition of shares of the corporation prior to the date that the shareholder becomes an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.

         Under Section 1701.831 of the Ohio General Corporation Law, unless the articles of incorporation provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation's shareholders. A "control share acquisition" is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33-1/3%; at least 33-1/3% but less than 50%; or 50% or more.

RIGHTS PLAN

         Under the Company's rights agreement, rights attach to each Common Share outstanding and, when exercisable, entitle the registered holder to purchase from the Company one one-thousandth of a Series A Preferred Share at a purchase price of $125 per one one-thousandth of a share, subject to adjustment.

         The rights will not be exercisable until the earlier to occur of:

              - 10 business days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding Common Shares

              - 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group acquiring beneficial ownership of 15% or more of the outstanding Common Shares

The rights will expire on May 2, 2007, unless such date is extended or unless the rights are earlier redeemed or exchanged by the Company, in each case as summarized below.

         In the event that a person or group acquires beneficial ownership of 15% or more of the Company's Common Shares, each holder of a right, other than rights beneficially owned by such person or group which become void, will have the right to receive upon exercise that number of shares having a market value of two times the purchase price provided for in the right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold after a person or group acquires beneficial ownership of 15% or more of the outstanding Company Common Shares, each holder of a right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the purchase price provided for in the right.

         At any time after a person or group acquires beneficial ownership of 15% of more of the outstanding Company Common Shares and prior to the acquisition by such person or group of 50% or more of the then outstanding Company Common Shares, the Company's board of directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, for Company Common Shares or Series A Preferred Shares.

         At any time prior to a person or group acquiring beneficial ownership of 15% or more of the outstanding Company Common Shares, the Company board of directors may redeem the rights in whole, but not in part, at a redemption of $.01 per right, subject to adjustment, or amend the terms of the rights, in each case without the consent of the holders of the rights, at such time, on such basis and with such conditions as the Company board of directors may establish. However, no amendment may decrease the redemption price of the rights.

         Series A Preferred Shares purchasable upon exercise of the rights are not redeemable. Series A Preferred Shares have dividend, voting and liquidation rights that are intended to result in the value of a one one-thousandth interest in a share of Series A Preferred Shares purchasable upon exercise of each right approximating the value of one common share.

         The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company by a share acquisition on terms not approved by the Company's board of directors. The rights should not interfere with any merger or other business combination approved by the Company's board of directors prior to the time that a person or group has acquired 15% or more of the outstanding Company Common Shares since the rights may be redeemed or amended by the Company until such time.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not Applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         There are no provisions in the Company's Amended Articles of Incorporation by which an officer or director may be indemnified against any liability which he or she may incur in his or her capacity as such. However, the Company has indemnification provisions in its Amended Regulations which provide the Company will, to the full extent permitted by Ohio law, indemnify all persons whom it may indemnify thereto. Reference is made to Section 1701.13(E) of the Ohio Revised Code which provides for indemnification of directors and officers in certain circumstances. The foregoing references are necessarily subject to the complete text of the Amended Regulations and the statute referred to above and are qualified in their entirety by reference thereto.

         The Company provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act of 1933, which may be made against such persons while acting in their capacities as directors and officers of the Company.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         Not applicable.

ITEM 8.  EXHIBITS.

         The Exhibits filed as part of this Registration Statement are described in the Exhibit Index included in this filing.

ITEM 9.  UNDERTAKINGS.

         (1)      The undersigned registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales of the securities registered hereunder are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

                           Provided, however, that this undertaking will only apply to the extent that the information in clauses
                           (i) - (ii) hereof is not contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

                  (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati and State of Ohio, on the 7th day of May, 2001.

                                    BROADWING INC.

                                    By: /s/ Jeffrey C. Smith
                                        -----------------------------------
                                        Jeffrey C. Smith
                                        Chief Administrative Officer, General
                                        Counsel and Corporate Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                    PRINCIPAL EXECUTIVE OFFICER:

                                        /s/ Richard G. Ellenberger*
                                    ----------------------------------------
                                    Richard G. Ellenberger
                                    President and Chief Executive Officer

                                    PRINCIPAL ACCOUNTING AND FINANCIAL OFFICER:

                                        /s/ Kevin W. Mooney
                                    ----------------------------------------
                                    Kevin W. Mooney
                                    Chief Financial Officer



                                    DIRECTORS:

                                    Phillip R. Cox*
                                    J. Taylor Crandall*
                                    Richard G. Ellenberger*
                                    William A Friedlander*
                                    Karen M. Hoguet*
                                    James D. Kiggen*
                                    Daniel J. Meyer*
                                    Mary D. Nelson*
                                    Carl Redfield*
                                    David B. Sharrock*
                                    John M. Zrno*


                                    *By: /s/ Jeffrey C. Smith
                                         -----------------------------------
                                         Jeffrey C. Smith
                                         as attorney in fact for each person
                                         May 7, 2001

                                  EXHIBIT INDEX


EXHIBIT    DESCRIPTION                                                                  PAGE
3.1*       The Company's Amended Articles of Incorporation as amended and restated as of August 11, 2000 (Exhibit 3(a) to the Company Form 10-Q
           for the quarterly period ended June 30, 2000).

3.2*       The Company's Amended Regulations (Exhibit 3.2 to the Company's
           Registration Statement on Form S-8 File No. 333-28381 filed on
           June 3, 1997).

4.1        Provisions of the Amended Articles of Incorporation and the Amended
           Regulations of the registrant which define the rights of holders of Common Shares and Preferred Shares are incorporated by reference to such Amended Articles filed as Exhibit 3.1 and such Amended
           Regulations filed as Exhibit 3.2.

4.2* Rights Agreement dated as of April 29, 1997 between the Company and the Fifth Third Bank (Exhibit 4.1 to the Company's Registration
           Statement on Form 8-A filed on May 1, 1997).

4.3* Amendment No. 1 to the Rights Agreement dated as of July 20, 1999 between the Company and the Fifth Third Bank (Exhibit 1 to Amendment
           No. 1 of the Company's Registration Statement on Form 8-A filed on
           August 6, 1999).

4.4* Amendment No. 2 to the Rights Agreement dated as of November 2, 1999 between the Company and Fifth Third Bank (Exhibit 1 to Amendment No.
           2 of the Company's Registration Statement on Form 8-A filed on
           November 8, 1999).

4.5*       Resolutions of the Company's Board of Directors and Form of Option
           Agreement (Exhibit 4.2 to the Company's registration Statement on
           Form S-8 File No. 333-77011 filed on April 26, 1999).


----------
* Exhibits identified in parenthesis, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto.

5.         Opinion and consent of Frost Brown Todd LLC.

23.1       Consent of Frost Brown Todd LLC (contained in Exhibit 5)

23.2       Consent of PricewaterhouseCoopers LLP

24         Powers of Attorney

                                     II-9